11017845

Mail Processing Section

FEB 28 2011

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFFINA BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MIDLAND AVENUE, SUITE 101
(No. and Street)

RYE	NEW YORK	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL AMBROSE 888-423-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'ANGELO, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2001 PALMER AVE., SUITE 201	LARCHMONT	NY	10538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL AMBROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFFINA BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL AMBROSE
Signature
MANAGING MEMBER
Title

DENNIS MULLARKEY
Notary Public, State of New York
No. 01MU5003244
Qualified in Westchester County
Commission Expires Feb. 23, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFINA BROKERAGE SERVICES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Members
Affina Brokerage Services, LLC
Rye, New York

We have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affina Brokerage Services, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. D'Angelo, CPA, P.C.

P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 23, 2011
Larchmont, New York

AFFINA BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets		
Cash in bank	$	525,099
Receivables from clearing brokers, *including interest bearing deposits*		19,082
Receivable due from parent company		23,653
Prepaid expenses and other current assets		29,491
Total current assets	$	597,325
Fixed Assets, net of accumulated depreciation	$	231
TOTAL ASSETS	$	597,556

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	23,042
Total current liabilities		23,042
TOTAL LIABILITIES	$	23,042
Member's equity		574,514
TOTAL MEMBER'S EQUITY	$	574,514
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	597,556

See independent auditor's report and notes to financial statements

AFFINA BROKERAGE SERVICES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2010

REVENUES		
Commissions	$	54,269
Other income		5,502
Shared Administration Income		245,199
Interest income		1,036
TOTAL REVENUE	$	306,006
EXPENSES		
Compensation and related expense	$	270,247
Clearing fees and related expenses		87,162
Administrative costs		47,294
Professional fees		63,001
License fees		22,984
Depreciation expense		1,125
TOTAL EXPENSES	$	491,813
NET INCOME	$	(185,807)

See independent auditor's report and notes to financial statements

AFFINA BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net income/(loss)	$	(185,807)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,125
(Increase) decrease in assets:		
Receivables from clearing brokers, including interest bearing deposits		34,375
Receivable due from parent company		1,403
Prepaid expenses and other current assets		2,456
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(6,466)
Total adjustments	$	32,893
Net cash used in operating activities		(152,913)
Cash flows from investing activities		
Redeption of certificate of deposit	$	99,000
Net cash provided by investing activities		99,000
Net change in cash	$	(53,913)
Cash - beginning of year		579,012
Cash - end of year	$	525,099

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

See independent auditor's report and notes to financial statements

AFFINA BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Balance - beginning of year	$	760,319
Capital contributions		-
Capital distributions		-
Net income/(loss)		(185,807)
Balance - end of year	$	574,512

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Affina Brokerage Services, LLC (the "Company") is a limited liability company formed under the laws of the state of New York, which is a wholly-owned subsidiary of USAlliance Federal Credit Union ("USAlliance"). On June 27, 2006, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). On November 30, 2010 the firm's membership agreement was amended with FINRA.

As of November 30, 2010 the Company is now considered an "introductory" broker dealer, which clears all transactions on a fully disclosed basis through a 3rd party. Accordingly, the Company will not hold customer funds or safe-keep customer securities. This amendment to the membership agreement reduced the minimum net capital requirement to $50,000 and allows the Company to engage in various business such as a broker retailing corporate equity securities over the counter, a non-exchange member arranging for transactions in listed securities by exchange member, a broker selling corporate debt securities, mutual fund retailing via application, and operate in accordance with a Networking Agreement with USAlliance Federal Credit Union.

These financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition

Revenue is earned primarily through monthly fees for the management of its parent company's stock loan portfolio and is paid a monthly retainer. Additionally, the Company is reimbursed for a fixed percentage of its personnel and other costs.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company maintains its cash balances in various federal credit unions. These balances are insured by the National Credit Union Administration (NCUA) up to $250,000 per institution.

Income Taxes

The Company has adopted FASB Staff Position No. FIN 48-3, which has been updated by FASB ASU No. 2009-06 for exempted non-public entities. Pursuant to the FASB ASU update the company has not recognized any interest or penalty expense in this financial statement for any uncertain tax position. In addition, the Company does not expect any material changes to its basis of accounting for uncertain tax positions within the next twelve (12) months.

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual member will report their share of the Company's income or loss on its income tax return.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and Equipment

Property and equipment are recorded at cost, less allowances for depreciation.

Depreciation is computed using the straight-line or modified accelerated cost recovery systems based on useful lives established by income tax law as follows:

Equipment – 5 to 7 years

Leasehold Improvements - 15 years

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company is operating in accordance with a Credit Union and CUSO Support Services Agreement with USAlliance Federal Credit Union, the parent company. As part of this agreement the parent company USAlliance is obligated to pay a fixed percentage of the Company's Personnel and other related costs. In addition, the Company will administer the Credit Union's Stock Loan Collateral Program for a monthly retainer of $5,000.

Additionally, the parent company credit union shall make its designated agents and/or employees available to provide support services at a rate of $500 per month and will pay rent to the parent company, pursuant to a lease agreement, in the amount of $1,859 per month.

The lease commenced April 2010 and is in effect for three (3) years and one (1) month.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 the Company had net capital of $417,128, which was $367,128 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 5.52% as of December 31, 2010.

5. CONTINGENCIES AND ACCRUED LIABILITIES

The Company, pursuant to primary and secondary clearance agreements, introduces all of its securities transactions through clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2010 there are no known liabilities to any of the clearing brokers.

6. EMPLOYEE BENEFITS

The Company's employees are allowed to participate in a 401(k) pension plan (sponsored by USAlliance), which allows the Company's employees to defer a portion of their salary into the 401(k) plan.

The Company matches a portion of employees' wage reductions. Costs of the plan are accrued and are funded on a current basis. The 401(k) plan cost for the year ended December 31, 2010 is $5,418.

Effective December 31, 2007, a non-contributory, defined benefit pension plan sponsored by USAlliance was terminated. No further accruals were made for this plan.

7. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

AFFINA BROKERAGE SERVICES, LLC

Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital		
Member's equity	$	574,512
Deductions and/or charges to Net Capital		
Non-allowable assets and Fidelity bond deductible		(157,384)
Net Capital before haircuts on securities positions		417,128
Haircuts and undue concentration		-
Adjusted Net Capital	$	417,128
Aggregate indebtedness	$	23,042
Computed minimum Net Capital required (6-2/3% of aggregate indebtedness)	$	1,536
Minimum Net Capital required (under SEC Rule 15c3-1)	$	50,000
Excess of Net Capital over minimum requirements ($417,128 - $50,000)	$	367,128
Percentage of aggregate indebtedness to Net Capital ($23,042/ $417,128)		5.52%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	417,128
Audit adjustments		-
Net Capital per above	$	417,128

See independent auditor's report and notes to financial statements

AFFINA BROKERAGE SERVICES, LLC

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, the company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Members
Affina Brokerage Services, LLC
Rye, New York

In planning and performing our audit of the financial statements of Affina Brokerage Services, LLC(the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

P. D'Angelo, CPA, P.C.

P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 23, 2011
Larchmont, New York